Casa Shares Assets, LLC

400 West Poleline Road

Rexburg, ID 83440

March 29, 2023

Division of Corporation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Isabel Rivera

Re:	Casa Shares Assets, LLC Amendment No. 3 to Offering Statement on Form 1-A Filed March 15, 2024 File No. 024-12363

Dear Ms. Rivera,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A, as amended (the “Offering Statement”), of Casa Shares Assets, LLC (the “Company”), and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 4:00 PM Eastern Standard Time, Tuesday, April 2, 2024, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to Mr. Paul Levites at (202) 869-0888 ext. 103. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Mr. Levites via email at paul@bevilacquapllc.com.

Sincerely, CASA SHARES ASSETS, LLC

By:	/s/ Mirza Beg
Mirza Beg
Chief Executive Officer

cc:	Paul C. Levites